Mail Room 4561

September 27, 2005

Bernard C. Bailey
Chief Executive Officer
Viisage Technology, Inc.
296 Concord Road, Third Floor
Billerica, MA 01821

      Re: **Viisage Technology, Inc.**
                Post-Effective Amendment No. 1 on Form S-1
                Filed August 30, 2005
                File No. 333-121214

                Post-Effective Amendment No. 1 on Form S-1
                Filed September 9, 2005
                File No. 333-121212

                Amended Form 10-K for the Fiscal Year Ended December 31, 2004
                Form 10-Q for the Quarter Ended April 3, 2005
                Form 10-Q for the Quarter Ended July 3, 2005
                File No. 0-21559

Dear Mr. Bailey:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment on Form S-1 (File No. 333-121214)

General

1.   We note that you also filed a post-effective amendment to a registration statement on Form S-1 (file no. 333-121212). Please revise this registration statement to include a brief description of the other offering and expand the cover page to reflect the concurrent offering and the number of shares. Please make similar changes to your post-effective amendment on Form S-1 (file no. 333-121212).

Risk Factors

We could face adverse consequences as a result of our late SEC filings, page 3

2.   We note your disclosure that you are not eligible to use a short-form registration statement on Form S-3 until June 30, 2006. Please clarify that you may not satisfy the conditions necessary to submit a Form S-3 on that or any subsequent date. This comment also applies to your post-effective amendment to Form S-1 (file no. 333-121212).

Selling Stockholders, page 57

3.   Please confirm that none of the selling stockholders that are legal entities are affiliates of registered broker-dealers. If any of these selling stockholders are affiliates of registered broker-dealers, expand the prospectus to indicate whether the securities to be resold were acquired in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 81

4.   We note the disclosure that your chief executive and chief financial officers concluded that your disclosure controls and procedures were not effective as of December 31, 2004. However, your discussion of the material weaknesses identified in connection with the preparation of this filings does not address the reason(s) that your initial annual report was filed on June 30, 2005, approximately three months after it was due on March 31, 2005. Since one element of disclosure controls and procedures is the filing or submission of reports within the time

periods specified in the Commission's rules and forms, please revise to address the reasons this filings was untimely and any changes implemented to ensure the timely filing of future reports. This comment also applies to your Form 10-Q for the quarter ended April 3, 2005.

5.   Disclose in greater detail the nature of the material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that you have taken, if any, to remediate the material weaknesses, the timeframe in which management expects the material weaknesses to be cured and the capital expenditures on such remedial actions.

Changes in Internal Controls, page 82

6.   We note your disclosure that "during the fourth quarter of 2004 and the first quarter of 2005, [you] have made significant changes to [y]our internal control over financial reporting designed to remediate the material weaknesses identified as of December 31, 2004." You go on to disclose that "[o]ther than such changes, there were no changes in [y]our internal controls over financial reporting that occurred during [y]our most recent fiscal quarter." However, Item 308(c) of Regulation S-K requires you to disclose any change to internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. You should clearly identify changes that occurred during the last fiscal quarter separately from changes that were made or will be made in subsequent quarters. This comment also applies to your Item 4 disclosure in your Forms 10-Q for the quarters ended April 3 and July 3, 2005.

Form 10-Q for the Quarter Ended April 3, 2005

Item 4. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 37

7.   As a follow-up to comment 5 above, revise to disclose in greater detail the nature of the material weaknesses referenced in this section. Additionally, we note that you have disclosed steps you have taken or intend to take in response to the identified material weaknesses. Please revise to indicate the steps you took during the period covered by this report versus the steps you intend to take in

future periods. Your discussion of the material weaknesses existing as of the end of the period should take into account remedial actions taken in this and previous periods and should clarify the reasons why such material weaknesses continues to exist after such remedial measures where in place. Finally, disclose a timeframe in which management expects the material weaknesses to be cured and any material costs you have incurred on such remedial actions. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

Changes in Internal Controls, page 37

8.   Expand your disclosure on the remedial actions you are taking to describe how such actions address the identified material weaknesses. For example, describe the types of general IT controls that were identified and implemented in the first quarter of 2005 to address your inadequate or ineffective control processes around your IT systems. Identify the other general IT controls you plan to implement in 2005. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

9.   We note your disclosure that "Management believes that the steps taken to date, along with certain other remediation plans it is currently undertaking, will address the material weaknesses that affected the Company's internal controls over financial reporting." It is unclear what you mean by this statement. Is this meant to disclose a change to internal controls over financial reporting? Revise to describe the "certain other remediation plans" referenced and how these plans will address the identified material weaknesses. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

Form 10-Q for the Quarter Ended July 3, 2005

Item 4. Disclosure Controls and Procedures

Changes in Internal Controls, page 32

10.   We note your disclosure that your management believes that, as a result of the remedial actions taken with respect to the lack of accounting resources, you no longer have a significant deficiency that constitutes a material weakness in your control processes with respect to the lack of accounting resources. Since it appears that the remedial measures described all occurred prior to the beginning of the period covered by this report, tell us if you believe this material weakness still existed at the end of the period covered by this report.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

If you have any questions, please contact Rebekah Toton at (202) 551-3857. If you need further assistance, you may contact me at (202) 551-3462 with any questions.

Sincerely,

Bernard C. Bailey
Viisage Technology, Inc.
September 27, 2005
Page 6

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (978) 932-2218</u>
        Elliot J. Mark, Esq.
        General Counsel
        Viisage Technology, Inc.
        Telephone: (978) 932-2200